Mail Stop 6010

January 18, 2007

Mr. Martin B. Anstice
Chief Financial Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

      RE: **Lam Research Corporation**
                    Form 10-K for the fiscal year ended June 25, 2006
                    Filed August 17, 2006
                    File No. 0-12933

Dear Mr. Anstice:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Martin F. James
                      Senior Assistant Chief Accountant